MEDICURE INC. (the “Company”)

Annual and Special Meeting of Holders of
Common Shares

October 29, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

	General Business	Outcome of Vote

1.	The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:	Carried

(a)	Dr. Albert D. Friesen
(b)	Dr. Arnold Naimark
(c)	Gerald P. McDole
(d)	Peter Quick
(e)	David Banks

2.	The reappointment of KPMG LLP, as auditors of the Company to hold office until the next annual meeting and to authorize the directors to fix the auditor’s remuneration.	Carried

	Special Business	Outcome of Vote

1.	Confirmation of By-Law Number 2, which amends By-Law Number 1 of the Company.	Carried

2.	Approval and ratification of the amendment of a shareholder rights plan for the Company extending the plan for an additional three years.	Carried

Dated at Winnipeg, as of the 29th day of October, 2008.

MEDICURE INC.

Per:	“Dwayne Henley”
Name: Dwayne Henley
Title: Chief Financial Officer and Corporate Secretary